Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

December 14, 2021

VIA EDGAR

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	485(a) Filing for Eaton Vance Growth Trust (the “Registrant”) on behalf of:

Eaton Vance Focused Global Opportunities Fund (the “Fund”)

Post-Effective Amendment No. 239 (1933 Act File No. 2-22019) Amendment No. 212 (1940 Act File No. 811-1241) (the “Amendment”)

Dear Ms. Lithotomos:

This letter responds to the comments you provided telephonically to the undersigned and Kate Johnson on November 23, 2021 with respect to the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.	Comment: If a fund’s fee waiver/expense reimbursement arrangement is subject to recoupment, the footnote should also disclose the terms of the arrangement and confirm that recoupment is limited (generally to 3 years) from the date such amount was initially waived/reimbursed. In addition, the fund should disclose either in the footnote, or further back in the Prospectus in response to Item 10, that it may only make repayments to the adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.”

Response: Footnote 1 to the fee table states “Amounts reimbursed may be recouped by the investment adviser and administrator and sub-adviser during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.” As such, the Registrant does not believe that further disclosure is required.

2.	Comment: For the expense example, please confirm that the expenses shown reflect the waiver only for the contractual period.

Response: Registrant so confirms.

3.	Comment: The Staff notes that “Global” is included in the Fund’s name and that, under normal market conditions: (a) at least 30% of its net assets in companies located outside of the United States, which may include emerging market countries; and (b) in issuers located in at least five different countries (including the United States). It is the Staff’s suggestion that under normal market conditions a fund with the term global in its name should invest significantly (for example at least 40% of its assets, unless market conditions are deemed not favorable in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Registrant has carefully considered the U.S. Securities and Exchange Commission (“SEC”) staff’s comment and respectfully submits its view that the Fund’s current disclosure is consistent with Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”). The Release states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended, the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States.

In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the SEC’s Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI report, the SEC staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

As of October 29, 2021, U.S. companies represented 68.52% of the MSCI World Index. As an actively managed fund, the Fund would be constrained in making active asset allocation decisions if it were to adopt the suggested 40%/30% test. The Registrant believes that the Fund’s policy of investing, under normal market conditions: (a) at least 30% of its net assets in companies located outside of the United States, which may include emerging market countries; and (b) in issuers located in at least five different countries (including the United States) meets the standards set forth in the release with respect to the use of the term “global” in a fund’s name. Further, the Registrant believes that the foregoing investment policy is consistent with the use of “global” in the Fund’s name because it ensures not only the investment of a significant percentage of the Fund’s assets in non-U.S. companies but also provides a minimum country diversification with respect to such investments. The Registrant believes that the Fund’s policy “connote[s] diversification among investments in a number of different countries throughout the world” as specified in footnote 42 to the Release.

4.	Comment: Emerging markets countries are referenced in the Fund’s Principal Investment Strategies. Please explain how the Fund defines “emerging markets countries”.

Response: The Fund considers emerging market countries to be countries that are represented in the MSCI Emerging Markets Index.

5.	Comment: Since the Principal Investment Strategies describe investments in exchange-traded funds, please confirm supplementally that the Fund does not have any acquired fund fees and expenses in excess of one basis point as per Form N-1A, Item 3, instr. 3(f)(i).

Response: The Registrant confirms that the Fund did not have any acquired fund fees and expenses in excess of one basis point during the relevant period.

6.	Comment: The Staff notes the inclusion of the following disclosure under “Research Process” in the “Investment Objective and Principal Policies and Risks” section of the Prospectus:

“The Fund’s portfolio management utilizes the information provided by, and the expertise of, the research staff of the investment adviser, sub-adviser and/or certain of their affiliates in making investment decisions. As part of the research process, portfolio management may consider financially material environmental, social and governance (“ESG”) factors. Such factors, alongside other relevant factors, may be taken into account in the Fund’s securities selection process.”

(i) Please provide additional detail regarding how the Fund evaluates an investment’s ESG characteristics and (ii) please describe the Fund’s approach to proxy voting with regard to ESG.

Response: The Registrant notes that the Fund is not an ESG-themed fund and does not incorporate ESG factors as part of its principal investment strategies. The use of financially material ESG factors in the security selection process is one component among many factors that have been integrated into the research process available to funds advised by the Fund’s investment adviser and its affiliates. Accordingly, while the use of financially material ESG factors is not a principal strategy of the Fund, the Registrant believes the inclusion of this disclosure as “other information” pursuant to General Instruction C(3)(b) is appropriate. The Registrant further notes that, while the potential positive or negative effects of financially material ESG factors are considered as one of many factors in the investment adviser and sub-adviser’s research process for the Fund in connection with risk assessments, the Fund does not focus on any particular ESG issue and does not screen, for inclusion or exclusion, securities or issuers based on these factors. The investment adviser and sub-adviser’s analysis of financially material ESG factors is based on proprietary research used by the investment adviser and its affiliates, and not directly drawn from any index or third party organization.

The Registrant notes that the Fund’s Statement of Additional Information - Appendix D includes the “Adviser Proxy Voting Policies and Procedures” which discloses the following regarding the voting of proxies relating to social and environmental issues:

“The Advisers will vote social and environmental proposals on a “case-by-case” basis taking into consideration industry best practices and existing management policies and practices.”

7.	Comment: The Staff notes the inclusion of the following disclosure under “Principal Investment Strategies” section of the Prospectus:

“Securities may be sold if, in the opinion of the portfolio manager, the price moves above a fair level of valuation, the company’s fundamentals deteriorate or to pursue more attractive investment opportunities.”

Please describe how the portfolio manager determines a fair level of valuation.

Response: The portfolio manager’s determination of “fair level of valuation” is based on the portfolio manager and research staff’s assessment of the security. As noted in the Fund’s Principal Investment Strategies, the portfolio manager seeks companies which he believes have strong business franchise but whose value is not fully reflected in their share price. As such, if the market price exceeds what the portfolio manager deems is a fair value for a security, the security may be sold.

8.	Comment: Please confirm whether the Fund intends to hedge currency risk. If so, please add disclosure in the “Principal Investment Strategy” section of the Fund’s Summary Prospectus and specify the instruments that will be used to hedge currency risk.

Response: The Registrant confirms the Fund does not currently intend to hedge currency risk.

9.	Comment: Please consider adding Cybersecurity Risk to the Summary Prospectus pursuant to Item 4(b) of Form N-1A.

Response: The Fund discloses in the Fund’s Summary Prospectus in General Fund Investing Risk, the following statement: “The Fund relies on various service providers, including the investment adviser, in its operations and is susceptible to operational, information security and related events (such as public health crises, cyber or hacking attacks) that may affect the service providers or the services that they provide to the Fund.” The Registrant believes this statement along with the more expansive discussion of cybersecurity risk in the Item 9 disclosures adequately address this risk.

10.	Comment: Please explain supplementally the basis for Class A returns since Class A shares are not offered until the Amendment goes effective.

Response: The basis for Class A performance prior to inception date of Class A is the Fund’s Class I Shares. The Fund was launched on December 17, 2015 and offered only Class I shares. It has been a long standing historical practice for funds to “link” a new share class’ performance prior to inception date to a predecessor class of the same fund. The performance of the predecessor class is adjusted for any changes in sales charge between the two classes, but not for the differences in expenses. This information is disclosed in the Performance section of the Fund’s Summary Prospectus.

11.	Comment: Please explain supplementally how showing performance for Class I shares with an adjustment only for sales charges accurately reflects performance for Class A shares.

Response: As stated above in Comment 10, it has been the historical practice for funds to “link” the performance of a new share class to the performance of a predecessor share class with the appropriate disclosures explaining the performance is adjusted for any changes sales charge between the two classes, but not for the differences in expenses. This disclosure will be revised (see Comment 12) to more accurately disclose the effect of the difference in the expenses of the two classes on Class A’s performance.

12.	Comment: The Staff notes the inclusion of the following disclosure under “Performance” section of the Prospectus:

“If adjusted for such differences, returns would be different.”

If the new class is more expensive than the class shown, state that because the new class has higher expenses than that of the class shown, the new class’ performance would be lower than that of the class shown.

Response: The Registrant will update the disclosure to read as follows:

“To the extent expenses of Class A shares would have been higher than expenses of Class I shares for the periods shown, performance of Class A shares would have been lower.”

13.	Comment: Please confirm whether the Fund intends to engage in derivatives transactions, either directly or synthetically through derivatives and/or hedging of derivatives. If the Fund does not intend to engage in derivatives transactions, please consider removing Derivatives Risk in “Investment Objective & Principal Policies and Risks”.

Response: As indicated in the Fund’s Statutory Prospectus, derivatives are listed as an investment or practice that the Fund may engage from time to time.

14.	Comment: Please confirm whether the Fund intends to engage in short sales. If the Fund does not intend to engage in short sales, please consider removing Short Sales Risk in “Investment Objective & Principal Policies and Risks”.

Response: As indicated in the Fund’s Statutory Prospectus, short sales are listed as an investment or practice the Fund may engage from time to time.

15.	Comment: Please explain why the Fund converting to a hub and spoke structure would not require the Registrant to seek shareholder approval.

Response: The Registrant would not be required to seek shareholder approval if the Fund was to convert to a hub and spoke structure because the Fund discloses this possibility to shareholders in the Fund’s Statutory Prospectus under “Investment Objective & Principal Policies and Risks in the paragraph entitled “Converting to Hub and Spoke Structure”. In addition, in this scenario the Fund would not be entering into a new investment advisory agreement and as such, not subject to the requirements under Section 15 of the Investment Company Act of 1940, as amended.

16.	Comment: The Staff notes that the Consent of Independent Registered Public Accounting Firm (“Consent”) was not included in the Amendment. Please file the Consent as an exhibit to the Fund’s 485(b) Filing.

Response: The Fund will file a Consent as an exhibit to the Fund’s 485(b) Filing.

17.	Comment: In the seventh investment restriction under “Investment Restrictions” in the Fund’s Statement of Additional Information, please replace “in any one industry” with “in any one industry or group of industries”.

Response: The Registrant respectfully acknowledge the comment; however, we believe that the current disclosure complies with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President